                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2004


                        Commission File Number 001-15012
                                               ---------


                              HANARO TELECOM, INC.
                            (Name of the Registrant)


                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                          Form 20-F  X   Form 40-F
                                    ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)


                                Yes      No  X
                                    ---     ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)


                                Yes      No  X
                                    ---     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes      No  X
                                    ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------

     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure relating to the formation of a business alliance between the Company and Joong-Ang multiple system operator, filed with the Korea Securities Dealers Association Automated Quotation Market on May 27, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      HANARO TELECOM, INC.


Date: May 27, 2004                    By: /s/ Soon-Yub Samuel Kwon
                                          ------------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure relating to the formation of a business
                  alliance between the Company and Joong-Ang multiple system operator, filed with the Korea Securities Dealers Association
                  Automated Quotation Market on May 27, 2004.